SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)*

ACM Research, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00108J109

(CUSIP Number)

Guangda LIU

Shanghai Science and Technology Venture Capital (Group) Co., Ltd.

Floor 16-17, #118 Rongke Road,

Pudong District, Shanghai, People’s Republic of China 201203

+86 021 2230 2882

With copies to:

Pudong Science and Technology Investment Group Co., Ltd.

Floor 16-17, #118 Rongke Road,

Pudong District, Shanghai, People’s Republic of China 201203

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00108J109	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Shanghai Science and Technology Venture Capital (Group) Co., Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,438,510 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,438,510 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,438,510 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Shanghai Science and Technology Venture Capital (Group) Co., Ltd (“SHSTVC”) may be deemed to beneficially own the 3,358,728 shares held by Shanghai Pudong Science and Technology Investment Group Co., Ltd. (“PDSTVC”) as a result of its rights under the Coordination Agreement (as defined in Item 6 of the Schedule 13D amended hereby); however, the shares held by PDSTVC are not included in the number of shares reported as beneficially owned by SHSTVC in this Schedule 13D.

SCHEDULE 13D

CUSIP No. 00108J109	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Shanghai Pudong Science and Technology Investment Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,358,728
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,358,728
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,358,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed by Shanghai Science and Technology Venture Capital (Group) Co., Ltd (“SHSTVC”) and Shanghai Pudong Science and Technology Investment Group Co., Ltd. (“PDSTVC” and, together with SHSTVC, the “Reporting Persons”), with respect to the Class A common stock of ACM Research, Inc. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

The penultimate paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Xiao Xing, an employee of an affiliate of PDSTVC, serves on the board of directors of the Company (the “Board”). Xiao Xing replaced Yinan Xiang (a former member of the Board) who was nominated to the Board as SHSTVC’s designee pursuant to a voting agreement that is no longer in effect. At the time of such replacement SHSTVC did not have, and SHSTVC does not currently have, a contractual right to designate or nominate a director of the Company

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2023

SHANGHAI SCIENCE AND TECHNOLOGY VENTURE CAPITAL (GROUP) CO., LTD.

By: /s/ Guangda Liu
Name: Guangda Liu
Title: Authorized Representative

SHANGHAI PUDONG SCIENCE AND TECHNOLOGY INVESTMENT (GROUP) CO., LTD.

By: /s/ Guangda Liu
Name: Guangda Liu
Title: Authorized Representative